UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Year Ended September 30, 2020

ZENLABS HOLDINGS INC.

(Exact name of small business issuer as specified in its charter)

BRITISH COLUMBIA	N/A
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

595 Howe Street, Suite 704 Vancouver, BC, Canada	V6C 2T5
(Address of principal executive office)	(Postal Code)

(619) 763-4901

(Issuer’s telephone number)

Units consisting of One Common Share and One Share Purchase Warrant

(Title of each class of securities issued pursuant to Regulation A)

Summary Information Regarding Prior Offerings and Proceeds

N/A

PART II

INFORMATION TO BE INCLUDED IN REPORT

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Annual Report on Form 1-K of Zenlabs Holdings Inc., a British Columbia, Canada corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the Zenlabs Holdings Inc. Offering Circular filed pursuant to Regulation A.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

As used in this Annual Report, the terms “we”, “us”, “our”, “Zenlabs”, and the “Company”, means Zenlabs Holdings Inc. and its subsidiaries, unless otherwise indicated or unless the content indicates otherwise. All dollar amounts in this Annual Report are expressed in U.S. dollars, unless otherwise indicated.

Management Discussion and Analysis is intended to be read in conjunction with the Company’s financial statements and the integral notes (“Notes”) thereto for the year ended September 30, 2020. The following statements may be forward-looking in nature and actual results may differ materially.

ITEM 1. DESCRIPTION OF BUSINESS

Overview

The Company

The Company was incorporated in British Columbia, Canada under the name “Zenlabs Holdings Inc.” on March 4, 2019. The operations of the Company are carried on through its wholly owned subsidiaries, Zenwa Holdings, Inc.(“Zenwa”), Zenleaf LLC (“Zenleaf”) and PBI Design LLC (“PBI”). Zenleaf and PBI are limited liability companies formed under the laws of the State of California. Zenlabs acquired PBI January 1, 2019 and Zenleaf on October 31, 2019. Zenwa is a wholly owned subsidiary incorporated under the laws of the State of Washington on March 12, 2020. Prior to the acquisition of Zenleaf and PBI, Zenlabs had no active operations.

Zenleaf is the Company’s operational arm. Zenleaf was formed in December 2017 for the purpose of cultivating, producing and selling high quality cannabis through sophisticated pathogen indexing and elimination via high quality tissue cultures and proprietary propagation methodologies. PBI acts as paymaster entity for Zenleaf, handling financing, salaries and other financial activities for Zenleaf. Zenwa is used for certain non-plant touching banking activities.

On October 31, 2019, Zenlabs acquired Zenleaf pursuant to the terms of a merger agreement (the “Zenleaf Merger Agreement”), and its addendum (the “Addendum”), entered into among Zenlabs, Zenlabs Merger Sub, LLC, a wholly owned subsidiary of Zenlabs formed for the purpose of completing the acquisition of Zenleaf (“Zenlabs MergeCo”), and Zenleaf. Zenlabs MergeCo was merged with and into Zenleaf, with Zenleaf as the surviving entity, and Zenleaf became a wholly owned subsidiary of Zenlabs. Pursuant to the terms of the Zenleaf Merger Agreement and the Addendum, Zenlabs issued a total of 149,998 Multiple Voting Shares to the former members of Zenleaf. Zenleaf completed a merger with Zenleaf Labs LLC, a California limited liability company (“Zenleaf Labs”) on August 14, 2019 (the “Zenleaf Labs Merger”) pursuant to a merger agreement and plan of merger dated August 13, 2019 (the “Zenleaf Labs Merger Agreement”). As a result of the Zenleaf Labs Merger, Zenleaf Labs merged with and into Zenleaf, with Zenleaf as the surviving entity, for the total consideration of $10.00 paid to the members of Zenleaf Labs.

The Company’s securities are not traded on any national exchange or quoted on any trading platform and there is no market for the Company’s securities.

Business

Zenleaf is an early-stage cannabis cultivation company with operations based in California, USA. Zenleaf currently operates out of two locations, Arjons and Oceanside (each described below in more detail). The Company runs its nursery and indoor cultivation activities through Arjons and its greenhouse cultivation through Oceanside.

Zenleaf may sell its products only to other licensed cannabis entities and may not sell directly to the public. Currently, Zenleaf’s primary customers are other cultivators. It also sells its immature plants to retailers. Once has begun its cultivation, Zenleaf believes its primary customers for its flower will be retailers, manufacturers and distributors; whereas its customers for immature plants will remain cultivators and retailers. Through its transport only distribution license, Zenleaf can distribute its immature plants to other licensed entities and its flower to licensed entities other than retailers. In such instances, Zenleaf will need to engage a third-party distributor if it wishes to sell its flower to retailers. Once Zenleaf sells products other than nursery plants, such products will be required by the state of California to pass third party testing, which may or may not be paid for by the Company depending on the arrangement between Zenleaf and the purchaser.

Proprietary Propagation Methodology

Through its team of growers, Zenleaf has developed a proprietary micropropagation method for cultivating and growing cannabis using tissue cultures.

Conventional cannabis cultivation and propagation methodologies use cloning or seeding to produce large scale numbers of cannabis plants. Conventional cloning uses cuttings from one plant (the “mother plant”) to create new plants that are genetic clones of the original plant. Compared to seeding, cloning can shorten the production time by weeks and ensure an entire crop of all female, genetically uniform cannabis plants with desired traits. This uniformity is even more critical in a legalized commercial market in which both regulators and consumers demand consistent quality in their cannabis products. While cloning has many positives over traditional seeding, especially in commercial agriculture, there are some drawbacks to this method when growing cannabis. One problem is contamination. Even with the most stringent environmental controls and pest management systems, the process of cloning is prone to carrying viruses, mold, other diseases and pests into the next generation. Another issue can be genetic mutation. Mother plants must be meticulously cared for and kept in a constant vegetative state in order to keep producing clones. Even under the best controlled environments, mother plants can become stressed, which can negatively impact plant quality and harvest yield. In addition, because growing environment can have such a large influence on a plant’s phenotype, fully grown clones may not have the same characteristics as the mother plant. This can result in further phenotype variations in later generations that make it challenging to ensure the genetic integrity of the strain across future crops. In addition, conventional cloning is limited by the number of mother plants, and the rate at which they can be clipped without becoming overstressed, which in turn limits a grower’s ability to scale production.

Zenleaf has developed a proprietary micropropagation method that allows for better quality production with a smaller footprint. Zenleaf collects tissue samples from mother plants that undergo a tightly controlled process that begins with sterilization, followed by a series of nutrient-based growing solutions to trigger development. Throughout this process, temperature, humidity and light are uniformly controlled to ensure consistent results. This precision control over the growing environment can enhance the genetic potential of each cannabis plant to produce a more potent product. Once large enough and ready for trimming, the plant is multiplied into many identical plant shoots for starter plants that can be placed into a growing environment for production. The Zenleaf process enables better cannabis plants without decreasing potency and are free of pests, viruses and other harmful pathogens. The near certainty of producing pathogen-free plants is one of the biggest benefits of the Zenleaf process.

Zenleaf has collected over 200 genetic varieties of cannabis at the Arjons Facility. Most samples contain between 23-29% THC, making them high-quality and desirable in the current market.

Arjons Facility

The Arjons Facility is a 12,393 square foot facility located in San Diego, California. Zenleaf has secured a Conditional Use Permit (“CUP”) from the City of San Diego to conduct commercial cannabis cultivation, trimming, extraction, storage, and distribution activities at the Arjons Facility. Zenleaf has also secured nursery, indoor cultivation and distribution licenses from the State of California for the Arjons Facility as set forth below:

Application ID Number	Expiry Date
CCL19-0001263	August 16, 2021
C13-0000066-LIC	June 27, 2021
CCL19-0003111	October 4, 2021

Zenleaf has currently begun operating its planned tissue culture operations, genetic banking and nursery activities out of the Arjons Facility and is in the process of building out the remainder of its facility for its cultivation activities. Zenleaf expects to begin its cultivation activities at the Arjons Facility early calendar year Q2, 2021. Zenleaf plans to move its planned tissue culture operations, genetic banking and nursery activities to the Oceanside Property once it is fully licensed.

Zenleaf’s transport only distribution license allows it to distribute cannabis goods between licensees, but not to transport any cannabis goods, except for immature cannabis plants and/or seeds, to a licensed retailer or to the retailer portion of a licensed microbusiness.

Zenleaf is currently in the process of constructing small scale indoor cannabis cultivation facilities at the Arjons Facility. Upon completion of this buildout, Zenleaf anticipates having 5,500 square feet of canopy space at the Arjons Facility, which is expected to produce approximately fifty-four (54) pounds of cannabis per week. The canopy space will allow for complete light and environmental control during the growing process. Since the lighting and environment within the indoor facilities can be optimized for growing conditions, cannabis can be harvested year-round. The high-quality Arjons Facility cannabis is expected to sell for approximately $1,500 per pound.

Oceanside Property

The Oceanside Property consists of two lots located at 5710 N. River Rd., Oceanside California 92057 (the “5710 Lot”) and 5712 N. River Rd., Oceanside California 92057 (the “5712 Lot”). Zenleaf is currently licensed by the city of Oceanside to cultivate cannabis at the Oceanside Property and is in the process of applying to the state of California to cultivate THC containing cannabis at the property. Zenleaf intends to cultivate only hemp (cannabis with THC below 0.3%) at the oceanside property until it is licensed by the state of California, at which time it will cease its hemp operations and switch to growing only cannabis containing more than 0.3% THC.

Zenleaf intends to cultivate cannabis at the Oceanside Property in greenhouses. There is currently one greenhouse on the Oceanside Property that the Company is intending to grow hemp in while awaiting state licensure. Zenleaf will build additional greenhouses to meet its cultivation needs. Upon approval from the Building Department of the City of Oceanside, Zenleaf expects to build greenhouses on approximately ten and a half (10.5) acres designated at the 5710 Lot and two (2) acres designated at the 5712 Lot for such cultivation. The number of greenhouses to be built has not yet been determined and will be based largely on available capital and applicable city and state regulations.

Zenleaf operates the Oceanside Property under a lease with Option to Purchase for the 5712 Lot (the “5712 Lease”) and an Option to Lease for the 5710 Lot (the “5710 Option”) effective May 1, 2020.

Pursuant to the 5712 Lease, Zenleaf will lease up to two (2) acres of the 5712 Lot for $10,000 per acre per month. The 5712 Lease is structured so that it covers only 25,000 square feet initially, but the amount of leased land can be increased to cover the full two (2) acres or any portion thereof, upon mutual agreement between Zenleaf and Metz Properties and after Metz Properties has been given the opportunity to remove its property from newly leased land. The 5712 Lease will terminate on April 20, 2025, unless otherwise terminated by either party. Further, until December 31, 2020, Zenleaf will have the right to purchase approximately 10.41 acres, comprising the entire 5712 Lot, for $4,000,000 (the “Purchase Option”). The 5712 Lease may be terminated by Metz Properties at any time, with or without Zenleaf defaulting on the lease.

The 5710 Option grants Zenleaf the option of leasing the approximately ten and a half (10.5) acres of the 5710 Lot or a portion thereof until the one (1) year anniversary of the date Zenleaf acquires the conditional use permit necessary to conduct its intended business on the Oceanside Property. Upon Zenleaf’s exercise of the 5710 Option, Zenleaf and Metz Properties will enter into a lease agreement for the lease of the 5710 Lot or a portion thereof (the “5710 Lease”).

Pursuant to the 5710 Lease, Zenleaf will lease up to ten and a half (10.5) acres of the 5710 Lot for initial rent equal to $5,000 per acre per month. Rent will be increased 2.5% per acre per year, beginning May 1, 2021. The 5710 Lease has a term of seven (7) years. If only a portion of the 5710 Lot is leased, the specific portion to be leased will be agreed upon by mutual consent of Zenleaf and Metz Properties and after Metz Properties will be given seventy-five (75) days to remove its property from the newly leased land. The 5710 Lease may be terminated by Metz Properties at any time, with or without Zenleaf defaulting on the lease. The 5710 Lease will also grant Zenleaf a right of first refusal to purchase the 5710 Lot in the event Metz Properties elects to sell the property.

Regulatory Overview

The following is a discussion of the federal and state-level U.S. regulatory regimes.

Hemp

Prior to the 2018 Farm Bill, all cannabis was scheduled as a controlled substance under the Controlled Substances Act (“CSA”), making the cultivation or sale of hemp in the United States illegal for any purpose. The 2018 Farm Bill permanently removed hemp from the purview of the CSA. Hemp is now deemed an agricultural commodity, no longer able to be classified as a controlled substance, like cannabis. Furthermore, by redefining hemp to include its derivatives, extracts, and cannabinoids, Congress explicitly removed popular hemp products - such as hemp-derived cannabidiol (“CBD”), from the purview of the CSA. Accordingly, the Drug Enforcement Agency (“DEA”) no longer has any claim to interfere with the interstate commerce of hemp products, so long as the THC level is at or below 0.3% on a dry weight basis. The 2018 Farm Bill also provides that state and tribal governments may impose separate restrictions or requirements on hemp growth and the sale of hemp products. However, they cannot interfere with the interstate transportation or shipment of hemp or hemp products.

Nonetheless, certain government agencies (such as the FDA) and certain federal officials have challenged the scope of permissible commercial activity. The FDA is currently evaluating whether hemp-based CBD products can be sold in the U.S. This matter is still in active discussion with the FDA and is unresolved as at the date hereof.

Cannabis Containing More than 0.3% THC (“cannabis”)

United States Federal Regulation of Cannabis

Cannabis is federally illegal under the CSA and related laws. The CSA classifies cannabis (with the exception of hemp, which is no longer governed by the CSA) as a Schedule I drug. A Schedule I controlled substance is defined as a substance that has no currently accepted medical use in the United States, a lack of safety for use under medical supervision and a high potential for abuse. As a result, under United States federal law, the use, possession, cultivation and distribution of cannabis is illegal.

In contrast to the CSA and United States federal law, 35 states and the District of Columbia, have legalized adult-use and/or medical marijuana. However, under the United States Constitution, U.S. federal law has pre-eminence over state law where the two conflict. Previously, the United States federal government sought to provide guidance to enforcement agencies and banking institutions with the introduction of the Cole Memo, issued by the then U.S. Deputy Attorney General James Michael Cole in 2013. The Cole Memo offered guidance to federal law enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding marijuana. The Cole Memo noted that several U.S. states had enacted laws relating to cannabis and noted that cannabis related activities in U.S. states that had strong and effective regulatory enforcement controls, and that were conducted in compliance with those controls, did not threaten U.S. federal priorities. On January 4, 2018, former U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys which rescinded the Cole Memo. With the Cole Memo rescinded, U.S. federal prosecutors have been given discretion in determining whether to prosecute cannabis related violations of U.S. federal law.

Since 2015, the Rohrbacher-Farr amendment (also known as the Rohrbacher-Blumenauer amendment, the Leahy amendment and the Hinchey-Rohrbacher amendment) to U.S. congressional spending bills has prevented the Department of Justice from spending federal funds to interfere with the implementation of state medical marijuana laws, and from prosecuting medical marijuana suppliers that comply with state medical marijuana laws. Because the Rohrbacher-Farr amendment is an amendment to federal spending bills, it must be renewed each year, and should not be viewed as U.S. federal legalization of medical cannabis. It was passed in 2020 effective through September 30, 2021.

In addition, due to the categorization of cannabis as a Schedule I drug under the CSA, U.S. federal law makes it illegal for financial institutions that depend on the Federal Reserve’s money transfer system to take any proceeds from cannabis sales as deposits. Banks and other financial institutions could be prosecuted for money laundering by providing services to cannabis-related businesses under the United States Currency and Foreign Transactions Reporting Act of 1970 (the “Bank Secrecy Act”).

The Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) has issued guidance advising federal prosecutors not to focus enforcement efforts on financial institutions that provide services to cannabis-related businesses that comply with state laws. The FinCEN guidance also clarifies that financial institutions can be consistent with their obligations under the Bank Secrecy Act by taking certain customer due diligence steps, but that they do so at their own risk. This has resulted in many financial institutions being unwilling to risk potential violation of federal law and refusing to provide services to cannabis-related businesses. In some cases, banks that have provided services to cannabis-related businesses in the past have closed accounts and refused to open new accounts for cannabis related businesses.

In addition, Section 280E of the U.S. Internal Revenue Code prohibits businesses that engage in the trafficking of controlled substances under Schedule I or II of CSA from taking tax deductions or credits. As a result, the U.S. Internal Revenue Service has prohibited cannabis-related businesses, including medical cannabis suppliers operating in states that permit medical cannabis, from making deductions for ordinary business expenses. As a result, cannabis-related businesses in the United States effectively pay higher U.S. federal tax than other businesses.

State Regulation of Cannabis - California

Zenleaf’s current operations are limited to the State of California. In 1996, California was the first state to legalize medical marijuana through Proposition 215, the Compassionate Use Act of 1996 (“CUA”). Oakland, California, was the first jurisdiction to license commercial cannabis activities in the United States. This legalized the use, possession and cultivation of medical marijuana by patients with a physician recommendation for treatment of cancer, anorexia, AIDS, chronic pain, spasticity, glaucoma, arthritis, migraine, or any other illness for which marijuana provides relief.

In 2003, Senate Bill 420 was signed into law establishing an optional identification card system for medical marijuana patients.

In September 2015, the California legislature passed three bills collectively known as the “Medical Cannabis Regulation and Safety Act” (“MCRSA”). The MCRSA established a licensing and regulatory framework for medical marijuana businesses in California. The system created multiple license types for dispensaries, infused products manufacturers, cultivation facilities, testing laboratories, transportation companies, and distributors. Edible infused product manufacturers would require either volatile solvent or non-volatile solvent manufacturing licenses depending on their specific extraction methodology. Multiple agencies would oversee different aspects of the program and businesses would require a state license and local approval to operate. However, in November 2016, voters in California overwhelmingly passed Proposition 64, the “Adult Use of Marijuana Act” (“AUMA”) creating an adult-use marijuana program for adult-use 21 years of age or older. AUMA had some conflicting provisions with MCRSA, so in June 2017, the California State Legislature passed Senate Bill No. 94, known as Medicinal and Adult-Use Cannabis Regulation and Safety Act (“MAUCRSA”), which amalgamates MCRSA and AUMA to provide a set of regulations to govern medical and adult-use licensing regime for cannabis businesses in the State of California. The four agencies that regulate marijuana at the state level are Bureau of Cannabis Control, California Department of Food and Agriculture, California Department of Public Health, and California Department of Tax and Fee Administration. MAUCRSA went into effect on January 1, 2018.

In order to legally operate a medical or adult-use cannabis business in California, the operator must have both a local approval and state license. This requires license holders to operate in cities or counties with marijuana licensing programs. Therefore, cities and counties in California are allowed to determine the number of licenses they will issue to marijuana operators, or can choose to outright ban marijuana cultivation, manufacturing or sales. At the state level, licenses must be applied and paid for annually. Licensure includes, among others, submission of background checks for officers, directors and significant owners of the licensed business, disclosure of other financially interested parties in the cannabis business, and adherence to a myriad of rules, regulations and tax obligations. Failure to comply with the following could result in censure or suspension or revocation of a business’ licenses.

COVID-19

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve and it is uncertain as to the full magnitude that the pandemic will have on our financial condition, liquidity, and future results of operations. Management is actively monitoring the impact of the global situation on our financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, we are not able to estimate the effects of the COVID-19 outbreak on our results of operations, financial condition, or liquidity for the foreseeable future.

The pandemic has resulted in authorities implementing numerous measures to try to contain the disease, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns. These measures have impacted and may further impact the operations of our customers and our partners, and those of our respective vendors and suppliers (including our subcontractors and third-party contract manufacturers). Further, COVID- 19 may cause customers to suspend their decisions on using the Company’s products and services, make it impossible to attend or sponsor trade shows or other conferences in which our products and services are presented to distributors, customers and potential customers, or for our customers to visit our facilities. The extent to which COVID-19 impacts the Company’s business, sales and results of operations will depend on future developments, which are highly uncertain and cannot be predicted.

The global pandemic of COVID-19 continues to rapidly evolve, and we will continue to monitor the COVID-19 situation closely. The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change, although to date, for Zenleaf, it has been relatively minimal. The extent of the impact of the COVID-19 pandemic on our operational and financial performance, including our ability to execute our business strategies and initiatives in the expected time frame, will depend on future developments, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the disease or treat its impact, related restrictions on travel, and the duration, timing and severity of the impact on customer spending, including any recession resulting from the pandemic, all of which are uncertain and cannot be predicted.

Employees

We currently have 10 full-time employees and no part-time employees.

ITEM 2. MANANAGEMENT ANALYSIS AND DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Zenlabs Holdings Inc. is a British Columbia corporation. During the year ended September 30, 2019, the Company acquired California based subsidiaries which offer services to both the Tetrahydrocannabinol- (“ThC) and Hemp- based cannabis markets. The subsidiaries are engaged in genetic preservation, pathogen elimination, young plant production and cultivation.

RESULTS OF OPERATIONS

The Company’s cash balance as of September 30, 2020 was $850,374.

Revenue: Total revenue for the year ended September 30, 2020 was $288,328 compared to $1,316,421 for the year ended September 30, 2019. Cost of sales was $195,122 for the year ended September 30, 2020 compared to $705,726 for the year ended September 30, 2019. During the year ended September 30, 2019, the company’s primary source of revenue was acting as a wholesaler for hemp, which at the time maintained a strong sales price and good margins. For the year ended September 30, 2020, the Company re-calibrated its business model and emphasized the cultivation and sale of rooted cannabis clones and more ThC-based products.

The Company opened Grow Room 1 at its Arjon Facility in San Diego, California in late December 2019. The Company subsequently opened Grow Room 2 in May 2020 and expects revenue to increase proportionally as three additional Grow Rooms are constructed. While revenue took a temporary step back in fiscal year 2020, the Company was able to complete construction of Grow Rooms 1 and 2. The Company anticipates shifting its nursery-based operations to its Oceanside facility in February 2021 which will allow for production of ThC flower at the current Arjons indoor facility. Flower provides a much higher margin and, with current market prices of approximately $3,000 per pound, a much greater revenue stream. The move of the nursery operation to Oceanside also removes space constraints with ample room to scale.

Operating expenses: For the year ended September 30, 2020, the Company incurred operating expenses of $1,739,478, including general and administrative costs of $1,345,212. Increase in general and administrative costs was primarily related to increased payroll and employee benefits associated with an increased number of employees over the prior year. For the year ended September 30, 2019, the Company incurred operating expenses of $952,233. Operating expenses for the periods were comprised of general and administrative expense, sales and marketing expense and amortization and depreciation as follows:

	For the year ended September 30,
	2020	2019	$ Change	% Change
General and administrative expense
Management fee and payroll	$898,408	$271,101	$627,307	231.4%
Stock based compensation	16,379	-	16,379	N/A
Bad debt expense	4,287	-	4,287	N/A
Travel	25,842	21,167	4,675	22.1%
Professional fees and consulting	200,537	209,324	(8,787)	(4.2)%
Licenses and permits	57,616	23,343	34,273	146.8%
Office and insurance	46,587	118,503	(71,916)	(60.7)%
Business and property taxes	50,692	40,470	10,222	25.3%
Occupancy and facilities	44,864	159,156	(114,292)	(71.8)%
Total general and administrative expense	$1,345,212	$843,064	$502,148	59.6%

	For the year ended September 30,
	2020	2019	$ Change	% Change
Sales and marketing expense
Marketing	$57,841	$6,125	$51,716	844.3%
Trade shows and conventions	1,861	7,500	(5,639)	(75.2)%
Advertising	30,609	25,662	4,947	19.3%
Public relations	20,000	-	20,000	N/A
Total sales and marketing expense	$110,311	$39,287	$71,024	180.8%

	For the year ended September 30,
	2020	2019	$ Change	% Change
Depreciation and amortization
Depreciation	$55,985	$69,882	$(13,897)	(19.9)%
Amortization of right of use asset	227,970	-	227,970	N/A
Total depreciation and amortization	$283,955	$69,882	$214,073	306.3%

LIQUIDITY AND CAPITAL RESOURCES

	September 30, 2020	September 30, 2019
WORKING CAPITAL
Current assets	$962,070	$546,922
Current liabilities	455,390	640,037
Working capital (deficit)	$506,680	$(93,115)

	For the year ended
	September 30, 2020	September 30, 2019
CASH FLOWS
Cash flow used by operating activities	$(1,612,105)	$(284,882)
Cash flow proved (used) by investing activities	1,900,597	(613,804)
Cash flow provided by financing activities	69,755	1,032,719
Net increase (decrease) in cash during year	$358,247	$134,033

Working capital will be utilized for general and administrative purposes, construction of grow room facilities at the Arjons site and other normal and customary expenses related to the cultivation of cannabis seedlings in a nursery environment, including purchase of equipment, fertilizer, supplies and materials.

During the year ended September 30, 2020, Investing Activities provided $1,900,597 in cash to the Company. The bulk of Cash Provided by Investing Activities was derived from the Reverse Acquisition transaction described in Note 12 to the Consolidated Financial Statements hereafter.

As of September 30, 2020, the Company had cash and cash equivalents of $850,374. The Company subsequent to September 30, 2020 has engaged architects, engineering and design consultants and several contractors for the purpose of constructing and additional grow rooms at its Arjons facility. The Company is currently constructing Grow Rooms 3, 4 and 5 and anticipates completion sometime in the 2nd quarter of Calendar 2021. In addition, the Company has engaged construction professionals and spent approximately $484,000 on architectural, planning and foundation work associated with its planned Oceanside facility. The cost estimate to complete the Oceanside facility is approximately $1,400,000.

Since inception, the sole source of financing has been sales of the Company’s debt and equity securities. Zenlabs Holdings Inc. has not attained profitable operations and its ability to pursue any future plan of operation is dependent upon our ability to obtain financing.

Zenlabs Holdings Inc. anticipates continuing to rely on sales of its debt and/or equity securities in order to continue to fund ongoing operations. Issuances of additional shares of common stock may result in dilution to the Company’s existing stockholders. There is no assurance that the Company will be able to complete any additional sales of equity securities or that it will be able arrange for other financing to fund its planned business activities.

Going Concern

The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required, or ultimately to attain profitability. Potential sources of cash, or relief of demand for cash, include additional external debt, the sale of shares of the Company’s stock or alternative methods such as mergers or sale of the Company’s assets. No assurances can be given, however, that the Company will be able to obtain any of these potential sources of cash. The Company currently requires additional cash funding from outside sources to sustain existing operations and to meet current obligations and ongoing capital requirements.

The Company plans for the long-term continuation as a going concern include financing future operations through sales of our equity and/or debt securities and the anticipated operation of the Company’s production and sale of plants.

COVID-19 and Industry Trends

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic based on the rapid increase in global exposure. COVID-19 continues to spread throughout the world. The World outbreak of COVID-19 has not, to date, had any material negative effects on the Company and/or its operations.

The unprecedented nature of the COVID-19 pandemic and its impact results in uncertainty about future market conditions, the impacts on our business, and consequently, the assumptions we use to develop forecasts of business performance. There is no guarantee that the Company’s revenue will grow or remain at similar levels in 2021. Depending on conditions, we may have to review our assumptions which may result in additional adjustments or impairments of assets in 2021.

Industry-wide, sales of cannabis have remained strong during the COVID-19 quarantines and restrictions, and the outlook for continued growth is favorable. Prices of cannabis have remained strong but given the potential economic effects of continued restrictions, there is no guarantee demand will continue to grow and may be adversely affected by the consumer’s ability to purchase.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to its stockholders.

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our board of directors is elected annually by our shareholders. The board of directors elects our executive officers annually. Our directors and executive officers are as follows:

Name	Age	Position	Term
Michael Boshart	44	Chief Executive Officer and Director	March 4, 2019 to present
Karl Metz	38	Chief Operating Officer and Director	February 5, 2020 to present
Craig Dickhout	49	Chief Marketing Officer and Director	February 5, 2020 to present
Kelly J. Stopher	58	Chief Financial Officer and Director	February 6, 2020 to present

Michael Boshart

Mr. Boshart attended California State University – Long Beach. Mr. Boshart served as the co-owner and General Manager of B and B Autohaus, LLC from 2013 to 2019. Mr. Boshart was the founder of Zenleaf LLC and has served as the managing member and President of Zenleaf LLC since November 2017. Mr. Boshart is a successful entrepreneur with 20 years of experience with start-ups, general management and strategic planning. Mr. Boshart is the manager of ZLCA and is also the CEO and manager of Zenleaf. Mr. Boshart is the CEO and Director of Zenlabs Holdings Inc.

Craig Dickhout

Mr. Dickhout is the Owner of Think Ink Marketing and Co-Founder of HempLand USA. Mr. Dickhout has over 20 years of experience with start-ups, marketing and general management and strategic business consulting experience. Mr. Dickhout is also the Chief Marketing Officer of Zenlabs Holdings, Inc.

Karl Metz

Mr. Metz graduated in 2006 with a Bachelor of Science from the University of San Diego and is a seasoned nursery general management professional. Mr. Metz has overseen over 200 acres in production resulting in $25,000,000 in annual sales and 10,000,000 plus units sold per year. Mr. Metz was the Chief Financial Officer of DM Color Express, Inc. from 2016 to 2019 where he was responsible for financial planning and management of financial risk and analysis of sales and costs. Prior to becoming the CFO of DM, Mr. Metz was DM’s general manager from 2012 to 2015 and was its production manager from 2009 to 2011. Mr. Metz is the principal of Metz properties, with which the Company has a lease agreement. Mr. Metz is also the Chief Operating Officer of Zenlabs Holdings, Inc.

Kelly Stopher

Mr. Stopher has 29 years of experience in accounting and finance. Mr. Stopher is the Managing Partner of Palouse Advisory Partners, LLC, providing Chief Financial Officer services to clients. Mr. Stopher has developed strategies to implement financial management systems, internal control policies and procedures, financial reporting and modeling for numerous small-cap companies. Mr. Stopher was appointed Chief Financial Officer of Star Gold Corp., a US-based company quoted via the OTC Markets, on October 20, 2010, and still holds such position. Mr. Stopher also served as Chief Financial Officer from October 2010 to January 2015 and interim President/Chief Executive Officer for JayHawk Energy, Inc. at various times during the same period. Mr. Stopher holds a Bachelor’s degree from Washington State University in Business Administration – Accounting. He started his career in public accounting with Langlow Tolles & Company, PS, a regional CPA firm based in Tacoma, WA and has worked in various accounting and finance positions of leadership including startups, reorganizations and mature companies. Mr. Stopher is also a Certified Financial Modeling Valuation Analyst. Mr. Stopher is the Chief Financial Officer of Zenlabs Holdings, Inc.

Family Relationships

There are no family relationships between our officers and directors.

Legal Proceedings

No officer, director, or persons nominated for such positions, promoter, control person or significant employee has been involved in the last ten years in any of the following:

●	Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time,

●	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses),

●	Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities,

●	Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

●	Having any government agency, administrative agency, or administrative court impose an administrative finding, order, decree, or sanction against them as a result of their involvement in any type of business, securities, or banking activity.

●	Being the subject of a pending administrative proceeding related to their involvement in any type of business, securities, or banking activity.

●	Administrative proceedings related to their involvement in any type of business, securities, or banking activity.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The table below summarizes all compensation awarded to, earned by, or paid to our executive officers for all services rendered in all capacities to us since inception. Our directors have not received separate compensation for serving as directors.

Name and principal position	Fiscal Year	Salary	Bonus	Stock awards	Option awards	Non-equity incentive plan compensation	Non-qualified deferred compensation earnings	All other compensation	Total
Michael Boshart, CEO, President, & Director (1)	2019	$73,461	-	-	-	-	-	-	$73,461
	2020	$120,000	-	-	-	-	-	-	$120,000
Karl Metz, COO, Director (2)	2019	-	-	-	-	-	-	-	-
	2020	-	-	-	-	-	-	-	-
Craig Dickhout, CMO, Director (3)	2019	-	-	-	-	-	-	-	-
	2020	-	-	-	-		-	-	-
Kelly Stopher, CFO, Director (4)	2019	-	-	-	-	-	-	-	-
	2020	80,000	-	-	-	-	-	-	$80,000

Notes:

(1)	We have entered into an employment agreement with Mr. Boshart (the “Boshart Employment Agreement”) whereby Mr. Boshart has agreed to serve as CEO and President of the Company for an initial term of two (2) years and, in consideration of which, we agreed to pay Mr. Boshart $120,000 per annum. Mr. Boshart is also entitled to receive sick pay, bonuses, participate in benefits generally offered by the Company, and participate in the Company’s employee stock option plan. Additional compensation will be paid to Mr. Boshart is the Boshart Employment Agreement is terminated before the end of the initial term by the Company without cause or by Mr. Boshart for good reason.

(2)	Karl Metz was appointed as the COO and a director of the Company on February 5, 2020. There is currently no agreement between Mr. Metz and the Company and Mr. Metz has not received any compensation from the Company to date. We anticipate entering into an employment agreement with Mr. Metz in the future.

(3)	Craig Dickhout was appointed as the CMO and a director of the Company on February 5, 2020. There is currently no agreement between Mr. Dickhout and the Company and Mr. Dickhout has not received any compensation from the Company to date. We anticipate entering into an employment agreement with Mr. Dickhout in the future.

(4)	Kelly Stopher was appointed as the CFO of the Company on February 6, 2020. On February 28, 2020, the Company entered into a consulting services agreement with Palouse Advisory Partners, LLC (“Palouse”), being a limited liability company controlled by Mr. Stopher. Under the terms of the agreement, the Company has agreed to pay Palouse $120,000 per annum, during the first year of the agreement, and $132,000 per annum during the second year of the agreement. The Company has also agreed to grant 120,000 stock options at an exercise price of CDN $0.50 per share, which will vest 25% on the grant date and 25% every four (4) months thereafter. The options will have a term of three (3) years from the date of grant.

We do not have a compensation committee and compensation for our directors and officers is determined by our board of directors. To date, none of our four (4) directors has received compensation for serving in such capacity.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

The following tables set forth the ownership, as of February 6, 2020, of our Subordinate Shares and multivoting shares held by each person known by us to be the beneficial owner of more than 10% of our outstanding voting shares, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities.

Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our Subordinate Shares and multivoting shares listed below have sole voting and investment power with respect to the shares shown. Unless stated otherwise, the business address for these shareholders is 7745 Arjons Drive, San Diego, California, USA 92126.

		Subordinate Voting Shares			Multivoting Shares (+)
Name	Title	Number	%		Number	%
Directors and Executive Officers
Michael Boshart	CEO, and Director	474,422	2.32	%(1)	38,245	25.50%
Craig Dickhout	CMO and Director	893,333	4.37%		22,502	15.00%
Karl Metz	COO and Director	100,000	0.49	%(2)	11,251	7.50%
Total of Directors and Executive Officers		1,467,755	7.18%		71,998	48.00%

10% Shareholders
Kevin Houlden	Shareholder	3,000,000	14.67	%(3)	-	0.00%
Dain Currie	Shareholder	2,740,000	13.40	%(4)	22,502	15.00%
Philip Bullock	Shareholder	-	-		23,897	15.93%
Brandon Batchelor	Shareholder	-	-		22,502	15.00%
Total of 10% Shareholders		5,740,000	28.06%		68,901	45.93%

Notes:

*	Represents less than one percent.

+

Represents the voting power with respect to all shares of our Subordinate Voting Shares and Multivoting Shares, voting as a single class. Each Subordinate Voting Share will be entitled to one vote per share and each Multivoting Share will be entitled to 200 votes per share. The holders of the Subordinate Voting Shares and Multivoting Shares will vote together on all matters (including the election of directors) submitted to a vote of shareholders, except under limited circumstances.

In aggregate of subordinate voting shares and multivoting shares, Directors/Executive Officers and 10% shareholders control 72.8% of voting power.

(1)	Represents 1 Subordinate Voting Share held directly by Mr. Boshart and 474,421 Subordinate Voting Shares held indirectly through his spouse.

(2)	Represents 100,000 Subordinate Voting Shares held indirectly through Mr. Metz’s spouse.

(3)	Represents 2,500,000 Subordinate Voting Shares held directly by Mr. Houlden and 500,000 Subordinate Voting Shares held by 634049 BC Ltd., a corporation that Mr. Houlden has a controlling interest over.

(4)	Dain Currie holds 2,740,000 Subordinate Voting Shares indirectly through his company, Oceanside Strategies Inc., and 22,502 Multivoting Shares through his other company, Oceanside Investments SPC-S.P. D1.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Except as described within the section entitled Executive Compensation of this circular, the Company had the following transactions with “Related Persons,” as that term is defined in item 404 of Regulation SK, which includes, but is not limited to:

●	any of our directors or officers;

●	any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of Subordinate Shares; or

●	any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the above persons.

In June 2019, Zenleaf assigned the Arjons Facility to ZLCA which is owned by certain officers, directors and shareholders of the Company. ZLCA agreed to assume debt in the amount of $2,000,000 represented by a Promissory Note issued to Michael Boshart by Zenleaf. ZLCA’s manager is Michael Boshart, the current president of Zenlabs.

Zenleaf currently leases the Arjons Facility from ZLCA, LLC, which is owned by certain holders of the Company’s multi-voting shares. Under the terms of its lease for the Arjons Facility, Zenleaf agreed to pay an initial base rent of $22,307.40 per month to ZLCA. On June 1, 2020 the base rent for the Arjons Facility will be increased by $0.60 per square foot. Thereafter, base rent for the Arjons Facility will increase by 3% per year. In addition to the base rent for the Arjons Facility, Zenleaf has agreed to pay to ZLCA 5% of Zenleaf’s monthly sales less a credit for minimum lease payment on the Arjons Facility once its revenues reach $3,000,000, which percentage rent will be capped at $300,000 per year. Michael Boshart, the president of Zenlabs and Zenleaf, is the owner of a 25.5% interest in ZLCA. Zenleaf has been granted the option to purchase the Arjons Facility from ZCLA for fair market value plus 20%. The purchase option shall commence on June 15, 2021 and expire on the date two (2) years thereafter, at which time it will become null and void. The lease is guaranteed by the Company.

On October 31, 2019, Zenlabs acquired Zenleaf pursuant to the terms of a merger agreement (the “Zenleaf Merger Agreement”), and its addendum (the “Addendum”), entered into among Zenlabs, Zenlabs Merger Sub, LLC, a wholly owned subsidiary of Zenlabs formed for the purpose of completing the acquisition of Zenleaf (“Zenlabs MergeCo”), and Zenleaf. Zenlabs MergeCo was merged with and into Zenleaf, with Zenleaf as the surviving entity, and Zenleaf became a wholly owned subsidiary of Zenlabs. Pursuant to the terms of the Zenleaf Merger Agreement and the Addendum, Zenlabs issued a total of 149,998 Multiple Voting Shares to the former members of Zenleaf.

Zenleaf completed a merger with Zenleaf Labs LLC, a California limited liability company (“Zenleaf Labs”) on August 14, 2019 (the “Zenleaf Labs Merger”) pursuant to a merger agreement and plan of merger dated August 13, 2019 (the “Zenleaf Labs Merger Agreement”). As a result of the Zenleaf Labs Merger, Zenleaf Labs merged with and into Zenleaf, with Zenleaf as the surviving entity, for the total consideration of $10.00 paid to the members of Zenleaf Labs. The Zenleaf Labs Merger Agreement was executed by Zenlabs, as the manager of Zenleaf, and Michael Boshart, as the manager of Zenleaf Labs.

On January 1, 2019, Zenlabs acquired all the issued and outstanding shares of PBI, which acts as the paymaster entity for Zenleaf, pursuant to the terms of a share purchase agreement among Zenlabs, PBI and Michael Boshart. In consideration of PBI, Zenlabs paid Mr. Boshart a total of $1.00.

During the fiscal year ended September 30, 2019, Zenleaf engaged, by way of verbal agreement, DM Color Express Inc. (“DM”), a company controlled by Karl Metz, being the COO of Zenlabs and Zenleaf, to grow young industrial hemp plants at a cost of $0.50 to $2.00 per plant. Zenleaf’s obligation to purchase hemp plants from DM under the verbal agreement is superseded by the Metz Agreement dated January 1, 2020 entered into by and between Zenleaf and Metz Properties, a company controlled by Karl Metz, being the COO of Zenlabs and Zenleaf, to grow young industrial hemp plants at a cost of $1.00 per plant, paid from sale proceeds. The Metz Agreement has a term of one (1) year and may be terminated at any time upon mutual written consent of the parties.

On January 1, 2020, Zenleaf and Metz Properties entered into a lease agreement (the “First Oceanside Lease”) whereby Zenleaf agreed to lease and complete a build out of a 25,000 square foot facility located on the Oceanside Property. In consideration of the First Oceanside Lease, Zenleaf agreed to pay Metz Properties $5,000 per month. The First Oceanside Lease was terminated in favor of a Lease with Option to Purchase for the 5712 Lot (the “5712 Lease”) and an Option to Lease for the 5710 Lot (the “5710 Option”) effective May 1, 2020.

Pursuant to the 5712 Lease, Zenleaf will lease up to two (2) acres of the 5712 Lot for $10,000 per acre per month. The 5712 Lease is structured so that it only covers the 25,000 square feet space leased pursuant to the First Oceanside Lease initially, but the amount of leased land can be increased to cover the full two (2) acres or any portion thereof, upon mutual agreement between Zenleaf and Metz Properties and after Metz Properties has been given the opportunity to remove its property from newly leased land. Zenleaf agreed to reimburse Met Properties for relocation fees up to $5,000 per acre. Zenleaf will have access to the 5712 Lot for purposes of preparing the 5712 Lot for its intended use even while only a portion of lot is being leased. The 5712 Lease will terminate on April 20, 2025, unless otherwise terminated by either party. Further, until December 31, 2020, Zenleaf will have the right to purchase approximately 10.41 acres, comprising the entire 5712 Lot, for $4,000,000 (the “Purchase Option”). The Purchase Option expired on December 31, 2020. The 5712 Lease may be terminated by Metz Properties at any time, with or without Zenleaf defaulting on the lease. During any period Zenleaf is in default, Metz Properties can enter the leased premises and relet it, or any part of it, to third parties for Zenleaf’s account. In such event, Zenleaf will be liable to Metz Properties for all costs Metz Properties incurs in reletting the leased premises, including, without limitation, brokers’ commissions, expenses of remodeling the leased premises required by the reletting, and like costs. On termination of the 5712 Lease for any reason, Metz Properties has the right to recover from Zenleaf (i) all unpaid rent that had been earned at the time of termination; (ii) the amount by which the unpaid rent that would have been earned after the date of termination of the Oceanside Lease until the time of award exceeds the amount of the loss of rent that Zenleaf proves could have been reasonably avoided; (iii) the amount of unpaid rent for the balance of the term after the time of award exceeds the amount of the loss of rent that Zenleaf proves could have been reasonably avoided; and (iv) any other amount, including court costs, necessary to compensate Metz Properties or all detriment proximately caused by Zenleaf’s default, if any.

The 5710 Option grants Zenleaf the option of leasing the approximately ten and a half (10.5) acres of the 5710 Lot or a portion thereof until the one (1) year anniversary of the date Zenleaf acquires the conditional use permit necessary to conduct its intended business on the Oceanside property. At all times during the option term, Zenleaf and its representatives, employees, contractors and agents may enter upon the 5710 Lot to inspect the 5710 Lot and to engage in planning activities relative to the use of the lot. Upon Zenleaf’s exercise of the 5710 Option, Zenleaf and Metz Properties will enter into a lease agreement for the lease of the 5710 Lot or a portion thereof (the “5710 Lease”).

Pursuant to the 5710 Lease, Zenleaf will lease up to ten and a half (10.5) acres of the 5710 Lot for initial rent equal to $10,000 per acre per month. Rent will be increased 2.5% per acre per year, beginning May 1, 2021. The 5710 Lease has a term of seven (7) years. If only a portion of the 5710 Lot is leased, the specific portion to be leased will be agreed upon by mutual consent of Zenleaf and Metz Properties and after Metz Properties will be given seventy-five (75) days to remove its property from the newly leased land. If the entire 5710 Lot is leased, Metz Properties will be given up to six (6) months to relocate its property. Zenleaf agreed to reimburse Met Properties for relocation fees up to $5,000 per acre. The 5710 Lease may be terminated by Metz Properties at any time, with or without Zenleaf defaulting on the lease. During any period Zenleaf is in default, Metz Properties can enter the leased premises and relet it, or any part of it, to third parties for Zenleaf’s account. In such event, Zenleaf will be liable to Metz Properties for all costs Metz Properties incurs in reletting the leased premises, including, without limitation, brokers’ commissions, expenses of remodeling the leased premises required by the reletting, and like costs. On termination of the 5710 Lease for any reason, Metz Properties has the right to recover from Zenleaf (i) all unpaid rent that had been earned at the time of termination; (ii) the amount by which the unpaid rent that would have been earned after the date of termination of the 5710 Lease until the time of award exceeds the amount of the loss of rent that Zenleaf proves could have been reasonably avoided; (iii) the amount of unpaid rent for the balance of the term after the time of award exceeds the amount of the loss of rent that Zenleaf proves could have been reasonably avoided; and (iv) any other amount, including court costs, necessary to compensate Metz Properties or all detriment proximately caused by Zenleaf’s default, if any. The 5710 Lease will also grant Zenleaf a right of first refusal to purchase the 5710 Lot in the event Metz Properties elects to sell the property.

On February 28, 2020, the Company entered into a consulting services agreement with Palouse Advisory Partners, LLC, a limited liability company controlled by Kelly Stopher the Company’s CFO. Under the terms of the agreement, the Company has agreed to pay Palouse $120,000 per annum, during the first year of the agreement, and $132,000 per annum during the second year of the agreement. The Company has also agreed to grant 120,000 stock options at an exercise price of CDN $0.50 per share, which will vest 25% on the grant date and 25% every four (4) months thereafter. The options will have a term of three (3) years from the date of grant.

ITEM 6. OTHER INFORMATION.

None

ITEM 7. FINANCIAL STATEMENTS.

ZENLABS HOLDINGS, INC.

INDEX TO THE AUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

1.	Report of Dale Matheson Carr-Hilton Labonte LLP Chartered Professional Accountants, Independent Auditor	19

2.	Consolidated Statements of Financial Position as at September 30, 2020, September 30, 2019 and October 1, 2018;	20

3.	Consolidated Statements of Comprehensive Loss for the years ended September 30, 2020 and 2019;	21

4.	Consolidated Statement of Changes in Shareholders’ Equity for the years ended September 30, 2020 and 2019;	22

5.	Consolidated Statements of Cash Flows for the years ended September 30, 2020 and 2019;	23

6.	Notes to Consolidated Financial Statements.	24

ZENLABS HOLDINGS INC.

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars)

For the year ended

September 30, 2020

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Zenlabs Holdings Inc.

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Zenlabs Holdings Inc. (“the Company”), which comprise the consolidated statements of financial position as of September 30, 2020, September 30, 2019 and October 1, 2018, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended September 30, 2020 and 2020 and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ZenLabs Holdings Inc. as of September 30, 2020, September 30, 2019 and October 1, 2018 and the results of their operations and their cash flows for the years ended September 30, 2020 and 2019 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, failure to arrange adequate financing on acceptable terms and/or achieve profitability may have an adverse effect on the prospects of the Company, and, as such, substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia

February 9, 2021

ZENLABS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

	September 30, 2020	September 30, 2019	October 1, 2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$850,374	$492,127	358,094
Accounts receivable	2,127	25,287	-
Other receivables	11,736	-	-
Inventory (Note 5)	866	-	-
Biological assets (Note 6)	26,673	-	-
Prepaid expenses and other current assets	70,294	29,508	-
TOTAL CURRENT ASSETS	962,070	546,922	358,094
Property and equipment (Note 7)	1,197,188	285,861	2,702,284
Right of use asset (Note 11)	2,206,984	-	-
Deposit	30,000	30,000	-
TOTAL ASSETS	$4,396,242	$862,783	$3,060,378

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities (Note 8)	$166,545	$30,067	$-
Lease liability (Note 11)	163,657	-	-
Derivative liability (Note 13)	14,263	-	-
Due to related parties	97,875	609,970	6,783
Long term debt, current portion	13,050	-	1,663,806
TOTAL CURRENT LIABILITIES	455,390	640,037	1,670,586
Deferred Operating Lease Obligation	-	59,995	-
Long term debt, net of current portion (Note 10)	51,112	-	-
Long term lease liability (Note 11)	2,301,197	-	-
TOTAL LIABILITIES	2,807,699	700,032	1,670,586
SHAREHOLDERS’ EQUITY
Share capital (Note 15)	5,279,906	972,964	1,702,000
Reserve for share based compensation	16,379	-	-
Deficit	(3,707,742)	(810,213)	(312,208)
TOTAL SHAREHOLDERS’ EQUITY	1,588,543	162,751	1,389,792
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$4,396,242	$862,783	$3,060,378

Going concern (Note 1),

Subsequent events (Note 21)

Approved on behalf of the Board of Directors on February 9, 2021

/s/ Michael Boshart	/s/ Kelly J. Stopher
CEO and Director	CFO and Director

The accompanying notes are an integral part of these consolidated financial statements

ZENLABS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the year ended September 30, 2020 and 2019

(Expressed in US Dollars)

	2020	2019
REVENUE
Product sales	$282,128	$1,296,017
Rental income	-	20,404
Delivery income	6,200	-
TOTAL REVENUE	288,328	1,316,421
Cost of goods sold	(195,122)	(705,726)
GROSS MARGIN, excluding fair value items	93,206	610,695
Unrealized fair value gain on growth of biological assets	26,674	-
GROSS PROFIT	119,880	610,695

OPERATING EXPENSE
General and administrative (Note 19)	1,345,212	843,064
Sales and marketing	110,311	39,287
Depreciation and amortization (Note 7 and Note 11)	283,955	69,882
TOTAL OPERATING EXPENSES	1,739,478	952,233
LOSS FROM OPERATIONS	(1,619,598)	(341,538)
OTHER INCOME (EXPENSE)
Interest, net	(250,000)	(147,309)
Loss on settlement of loan	-	(9,158)
Acquisition expense (Note 12)	(923,092)	-
Change in fair value of derivative liability	11,452	-
Foreign exchange	(116,291)	-
TOTAL OTHER INCOME (EXPENSE)	(1,277,931)	(156,467)
Net loss and comprehensive loss	$(2,897,529)	$(498,005)

Loss per share - basic and diluted	$(0.15)	$(3.56)
Weighted average number of shares outstanding	18,972,689	140,006

The accompanying notes are an integral part of these consolidated financial statements

ZENLABS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended September 30, 2020 and 2019

(Expressed in US Dollars)

	Multi-voting shares	Subordinate shares	Capital	Reserve for share based payment	Deficit	Total
BALANCE, September 30, 2018	136,589	-	$1,702,000	$-	$(312,208)	$1,389,792
Issuance of shares	13,409	-	298,100	-	-	298,100
Sales of subsidiary shares	-	-	245,000	-	-	245,000
Reacquisition of subsidiary shares	-	-	(269,500)	-	-	(269,500)
Transfer out of building	-	-	(1,002,636)	-	-	(1,002,636)
Net loss	-	-	-	-	(498,005)	(498,005)
BALANCE, September 30, 2019	149,998	-	$972,964	$-	$(810,213)	$162,751

BALANCE, September 30, 2019	149,998	-	$972,964	$-	$(810,213)	$162,751
Shares issued to shareholders of Zenlabs Holdings Inc. (Note 12)	-	20,122,841	4,207,657	-	-	4,207,657
Shares issued for sale of common stock and warrants (Note 15)		331,682	99,285	-	-	99,285
Stock based compensation (Note 15)	-	-	-	16,379	-	16,379
Net loss	-	-	-	-	(2,897,529)	(2,897,529)
BALANCE, September 30, 2020	149,998	20,454,523	$5,279,906	$16,379	$(3,707,742)	$1,588,543

The accompanying notes are an integral part of these consolidated financial statements

ZENLABS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended September 30, 2020 and 2019

(EXPRESSED IN US DOLLARS)

	2020	2019
OPERATING ACTIVITIES
Net income (loss)	$(2,897,529)	$(498,005)
Adjustments to reconcile net income to net cash used for operating activities:
Stock based compensation	16,379	-
Depreciation and amortization	308,018	129,877
Interest	-	114,757
Change in fair value of derivative liability	(11,452)	-
Change in fair value of biological assets	(26,673)
Listing expense	923,092	-
Changes in assets and liabilities:
Amounts receivable	11,951	(25,287)
Prepaid expenses	(40,786)	(29,508)
Inventory	(866)	-
Accounts payable and accrued liabilities	7,886	30,067
Due to related parties	97,875	(6,783)
Cash used in operating activities	(1,612,105)	(284,882)
INVESTING ACTIVITIES
Net cash acquired from reverse acquisition	2,802,660	-
Purchase of property and equipment	(902,063)	(583,804)
Deposit	-	(30,000)
Cash provided by (used in) investing activities	1,900,597	(613,804)
FINANCING ACTIVITIES
Proceeds from issuance of units	-	298,100
Proceeds from sale of subsidiary shares	-	245,000
Payment for repurchase of subsidiary shares	-	(269,500)
Due to related parties	-	609,970
Proceeds from shareholder loans	130,000	-
Repayment of shareholder loans	(130,000)	-
Proceeds from issuance of shares	125,000	-
Repayment of debt	(1,087)	-
Loans received net of transaction costs	-	149,149
Lease principal payments	(54,158)	-
Cash provided by financing activities	69,755	1,032,719
Net increase in cash and cash equivalents	358,247	134,033
Cash and cash equivalents, beginning	492,127	358,094
Cash and cash equivalents, ending	$850,374	$492,127

SUPPLEMENT DISCOSURE OF CASH FLOW INFORMATION (Note 18)
NON-CASH INVESTING AND FINANCING ACTIVITIES (Note 18)

The accompanying notes are an integral part of these consolidated financial statements

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2020

1. NATURE OF OPERATIONS

Zenlabs Holdings Inc. (the “Company” or “Zenlabs”) was incorporated on March 4, 2019, under the Business Corporations Act (British Columbia). The Company’s head office is located at 7745 Arjons Drive, San Diego, California, USA 92126. The Company’s registered and records office is located at #704 - 595 Howe Street, Box 35, Vancouver, BC, V6C 2T5. The Company is in the process of acquiring California based subsidiaries which will offer services to both the THC and Hemp markets. The subsidiaries are engaged in the genetic preservation, pathogen elimination, young plant production and cultivation.

These consolidated financial statements have been prepared on the assumption that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company’s ability to realize its assets and discharge its liabilities is dependent upon the Company obtaining the necessary financing and ultimately upon its ability to achieve profitable operations. These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

Failure to arrange adequate financing on acceptable terms and/or achieve profitability may have an adverse effect on the financial position, results of operations, cash flows and prospects of the Company. These consolidated financial statements do not give effect to adjustments to assets or liabilities that would be necessary should the Company be unable to continue as a going-concern. These adjustments could be material.

Zenleaf LLC (“Zenleaf”) was incorporated on October 27, 2017, in California, USA. The Company operates in the cannabis space. Zenleaf offers services to both the THC and Hemp markets. In these markets Zenleaf is engaged in the genetic preservation, pathogen elimination, young plant production and cultivation. Zenleaf has developed proprietary processes for initiation and treatment of cannabis in tissue culture through its licensed lab in San Diego California.

On October 31, 2019 the Company issued 149,998 multiple voting shares (the “Multiple Voting Shares”), for 100% of the ownership units of Zenleaf LLC, a California company. Included in the 149,998 Multiple Voting Shares issued were 38,254 shares issued to the CEO of the Company. The transaction constituted a reverse takeover of the Company by the shareholders of Zenleaf LLC, but did not meet the definition of a business combination as defined under IFRS 3. As such, the transaction will be accounted for under IFRS 2, where the difference between the consideration given to acquire the Company and the net asset value of the Company is recorded as a transaction expense. See Note 12.

At the time of the Transaction, Zenlabs did not constitute a business as defined under IFRS 3 - Business Combinations, and therefore the Transaction is accounted for as an asset acquisition. As Zenleaf is deemed to be the acquirer for accounting purposes, the resulting consolidated statement of financial position was presented as a continuance of Zenleaf’s operations at their historical carrying values, and the comparative figures presented before the Transaction are those of Zenleaf. The results of operations, the cash flows, and the assets and liabilities of Zenlabs have been included in these consolidated financial statements since October 31, 2019. Accordingly, the equity structure of Zenleaf (the accounting acquirer) was recast using the exchange ratio established in the acquisition agreement to reflect the number of shares of Zenlabs (the accounting acquiree) issued in the reverse acquisition.

Since March 2020, several governmental measures have been implemented in the United States, where the Company’s operations are located, and the rest of the world in response to the coronavirus (COVID-19) pandemic. While the impact of COVID-19 and these measures are expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on the Company’s business operations cannot be reasonably estimated at this time. The Company anticipates this could have an adverse impact on its business, results of operations, financial position and cash flows in 2021. The Company continues to operate its business, and in response to US Federal and State and Canadian Federal and Provincial emergency measures, has requested its employees and consultants work remotely wherever possible. These government measures, which could include government mandated closures of the Company or its customers and vendors could impact the Company’s ability to conduct its planned programs in a timely manner, and the Company is evaluating the best way to move its activities forward when the emergency measures are lifted.

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2020

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements were approved and authorized for issue on February 9, 2021, by the Directors of the Company.

a)	Statement of compliance

These consolidated financial statements represent the first annual financial statements of the Company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS 1 First-time adoption of International Financial Reporting Standards (“IFRS 1”) has therefore been applied in preparing these consolidated financial statements.

These consolidated financial statements have been prepared in accordance with the accounting policies presented below and are based on the IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations issued and effective as of September 30, 2020. The policies set out below were consistently applied to all the periods presented unless otherwise noted.

b)	Basis of measurement

These consolidated financial statements have been prepared under the historical cost basis, with the exception of financial instruments which are measured at fair value, as explained in the accounting policies set out below. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The functional and presentation currency of the Company and its subsidiaries is the United States dollar (“USD”).

c)	Basis of consolidation

These consolidated financial statements comprise the financial statements of the Company and entities controlled by the Company and its subsidiaries. The Company consolidates the financial statements of the following entities:

The Company has the following subsidiaries:

Subsidiary	Place of Incorporation	Functional currency	Effective ownership	Incorporation date
Zenleaf LLC	California	USD	100%	October 27, 2017
PBI Design LLC (“PBI”)	California	USD	100%	October 10, 2018
Zenwa Holdings Inc.	Washington	USD	100%	March 12, 2020

All intercompany balances and transactions have been eliminated on consolidation. All entities have the same reporting period.

d)	Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of financial position comprise of cash at banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash. The Company has no cash equivalents.

e)	Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined using the weighted average method. In calculating the value of the biological assets, management is required to make a number of estimates, including estimating the stage of growth of cannabis up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields for the cannabis plant.

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2020

In calculating final inventory values, management is required to determine an estimate of spoiled or expired inventory and compares the inventory cost versus net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less estimated costs to sell. At the end of each reporting period, the Company reviews the carrying amounts of its inventories to determine whether the cost of inventories is recoverable.

f)	Biological assets

The Company’s biological assets consist of cannabis plants and are valued using the income approach. Production costs are capitalized to biological assets and include all direct and indirect costs relating to biological transformation. While the Company’s biological assets are within scope of IAS 41 Agriculture, the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories. They include direct cost of seeds and growing materials, and indirect costs such as utilities, supplies and equipment rentals used in the growing and harvesting process. Direct labor costs include harvesting, planting and propagation. Indirect labor relates to quality control processes. All production costs are capitalized as they are incurred and subsequently recorded within cost of goods sold on the consolidated statements of comprehensive loss in the period that the related product is sold. The Company measures biological assets at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of biomass inventories after harvest. Net unrealized gains or losses arising from the changes in fair value less cost to sell during the year are included in the results of operations for the related year.

g)	Revenue

IFRS 15 Revenue from contracts with customers provides a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized.

Under IFRS 15, revenue from the sale of cannabis clones, which include both ThC and hemp-based seedlings, is recognized at a point in time when control over the goods has been transferred to the customer. The Company transfers control and satisfies its performance obligation upon delivery and acceptance by the customer. The Company recognizes revenue in the amount that the Company expects to receive after taking into account any variation that may result from rights of return.

h)	Property and equipment

Property, plant, and equipment (“PPE”) is stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recorded over the estimated useful lives of the assets on the straight-line basis. Depreciation commences when the assets are available for use. The estimated useful lives are as follows:

Production equipment	5 - 7 years
Furniture and fixtures	4 – 10 years
Vehicles	5 years
Computer equipment	3 – 7 years
Computer software	3 years
Leasehold improvements	3 – 10 years

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2020

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of PPE comprises major components with different useful lives, the components are accounted for as separate items of PPE. Expenditures incurred to replace a component of an item of PPE that is accounted for separately, including major inspection and overhaul expenditures are capitalized. The assets’ residual values, useful lives, and methods of depreciation are reviewed at each financial year end, and adjusted prospectively, if appropriate.

i)	Foreign currency

Functional currency is the currency of the primary economic environment in which the reporting entity operates and is normally the currency in which the entity substantially generates and expends cash. Each company in the consolidated entity determines its own functional currency and items included in the consolidated financial statements of each entity are measured using that functional currency. The Company has determined the functional currency of the Company and its subsidiaries is the USD. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. All differences arising on settlement or translation of monetary items are taken to the statement of loss except for monetary items that are designated as part of the Company’s net investment of a foreign operation. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate of exchange at the reporting date.

j)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. All financial instruments are initially recorded at fair value, adjusted for directly attributable transaction costs. The Company determines each financial instrument’s classification upon initial recognition. Measurement in subsequent periods depends on the financial instrument’s classification.

(i) Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

(ii) Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment. The Company’s financial assets at amortized cost include accounts receivable, other receivables, and cash and cash equivalents.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of loss and comprehensive loss in the period in which they arise. The Company has no financial assets or liabilities classified as FVTPL.

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2020

(iii) Impairment

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

(iv) Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and / or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Gains and losses on derecognition are generally recognized in profit or loss.

k)	Fair value measurement

The Company discloses the fair value of financial instruments at each reporting date. Also, from time to time, the fair values of non-financial assets and liabilities are required to be determined, e.g., when the entity acquires a business, or where an entity measures the recoverable amount of an asset at fair value less costs of disposal (“FVLCD”).

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated.

l)	Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2020

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, however the increased carrying amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.

m)	Other provisions

Provisions are recognized for liabilities of uncertain timing or amounts that have arisen as a result of past transactions, including legal or constructive obligations. The provision is measured at the best estimate of the expenditure required to settle the obligation at the reporting date. The Company had no other provisions as at September 30, 2020 and September 30, 2019.

n)	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

●	The contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive right, then the asset is not identified.
●	The Company has the right to obtain substantially all the economic benefits from use of the asset throughout the period of use; and
●	The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purposed the asset is used is predetermined, the Company has the right to direct the use of the asset if either:

○	The Company has the right to operate the asset; or
○	The Company designed the asset in a way that predetermines how and for what purpose it will be used.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component based on their relative stand- alone prices.

The Company recognizes a right-to-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-to-use asset or the end of the lease term. The estimated useful life of the right-to-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2020

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments;
●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
●	amounts expected to be payable under a residual value guarantee; and
●	the exercise prices under a purchase price option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest rate method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases of machinery that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

On transition to IFRS 16, the Company recognized lease assets and liabilities. The impact on transition is summarized below:

October 1, 2019
Operating lease commitment at September 30, 2019	$3,828,368
Discounted using the incremental borrowing rate at October 1, 2019	(1,506,211)
Lease asset and lease liability recognized at October 1, 2019	$2,322,156

When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using its incremental borrowing rate at October 1, 2019 of 10.37%.

o)	Transaction costs

Transaction costs related to equity transactions are deferred until the closing of the equity transactions. These costs are accounted for as a deduction from equity when recognized. Transaction costs of abandoned equity transactions are expensed in the statements of comprehensive loss.

p)	Warrants issued in equity financing transactions

The Company allocates a value to warrants issued as part of the units in private placement offerings using the residual method, whereby the value in excess of the market price of the shares is allocated to the warrant. If and when the expiration date of such warrants is extended or the exercise price is decreased, the Company does not record a charge for the incremental increase in fair value.

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2020

q)	Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income. Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax:

Deferred tax is recognized on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets, against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

r)	Loss per share

Loss per share is computed by dividing net loss available to common shareholders by the weighted average number of outstanding common shares for the period. In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants. The number of additional shares is calculated by assuming that outstanding stock options and warrants are exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting periods. In periods where a net loss is reported, outstanding options and warrants are excluded from the calculation of diluted loss per share, as they are antidilutive. Diluted loss per share is equal to the basic loss per share as net losses were reported during the periods presented.

3. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENT

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Estimates are inherently uncertain and actual results may differ from the amounts included in the financial statements. Revisions to the estimates and assumptions are recognized in the period in which the estimates are revised and in future periods.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include: fair value of financial instruments and recoverability and measurement of deferred tax assets.

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2020

Significant judgments

Significant judgments in applying the Company’s accounting policies relate to the assessment of the Company’s ability to continue as a going concern (Note 1), functional currency determinations and the classification of its financial instruments.

4. NEW AND AMENDED ACCOUNTING STANDARDS

New accounting standard effective for annual periods on or after October 1, 2019:

Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled. On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The Company’s accounting policy for cash-settled share based payments is consistent with the approach clarified in the amendments. In addition, the Company has no share-based payment transaction with net settlement features for withholding tax obligations and had not made any modifications to the terms and conditions of its share- based payment transaction. Therefore, these amendments did not have any impact on the Company’s consolidated financial statements.

IFRS 16 – Leases

The Company adopted IFRS 16 on October 1, 2019. IFRS 16 replaced IAS 17 Leases and eliminates the classification of leases as either operating or finance leases by the lessee. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The Company adopted IFRS 16 effective July 1, 2018 using the modified retrospective approach and, accordingly, the comparative information has not been restated and continues to be reported under IAS 17 and related interpretations.

The Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

●	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term.
●	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.
●	Leases for which the underlying asset is of low value.

On initial application, the Company recognized a right-of-use asset and lease obligation of $2,322,156 for its facility that is used for corporate offices, wholesale warehouse and grow operations.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Standards issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards when they become effective.

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2020

New accounting standard effective for annual periods on or after October 1, 2020:

Definition of a Business (Amendments to IFRS 3): The IASB has issued Definition of a Business (Amendments to IFRS 3) to clarify the definition of a business for the purpose of determining whether a transaction should be accounted for as an asset acquisition or a business combination. The amendments:

●	clarify the minimum attributes that the acquired assets and activities must have to be considered a business;
●	remove the assessment of whether market participants can acquire the business and replace missing inputs or processes to enable them to continue to produce outputs;
●	narrow the definition of a business and the definition of outputs; and
●	add an optional concentration test that allows a simplified assessment of whether an acquired set of activities and assets is not a business.

This amendment is effective for annual periods beginning on or after October 1, 2020. Earlier application is permitted. The amendment applies prospectively to transactions after the date of adoption.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1): The IASB has published Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which clarifies the guidance on whether a liability should be classified as either current or non-current. The amendments:

●	clarify that the classification of liabilities as current or non-current should only be based on rights that are in place “at the end of the reporting period”;
●	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and
●	make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

This amendment is effective for annual periods beginning on or after October 1, 2022. Earlier application is permitted. The extent of the impact of adoption of this amendment has not yet been determined. There is currently a proposal outstanding that would defer the effective date until October 1, 2023.

5. INVENTORY

Details of the Company’s inventory as at September 30, 2020 are shown in the table below:

Raw materials	$370
Finished goods	496
Balance – September 30, 2020	$866

The Company had no inventory as at September 30, 2019 and October 1, 2018.

6. BIOLOGICAL ASSETS

The Company’s biological assets consist of cannabis plants that are cultivated at the Company’s own grow facilities. The valuation of biological assets is based on a market approach where fair value at the point of harvest is estimated based on the selling price less any costs to sell up to the point of harvest.

For biological assets that are still growing, the fair value ascribed to them is a percentage of the fair value at point of harvest, based on where the plants are in their grow cycle. As at September 30, 2020, on average, the biological assets were approximately 80% complete relative to the next expected harvest date.

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2020

In determining the fair value of biological assets, management is required to make several estimates with respect to significant unobservable inputs, including the expected selling price of the plants, the stage of plant growth at which point of harvest is determined, wastage and costs to sell. Estimated wastage per plant varies by strain and is obtained through historical growing results or grower estimate if historical results are not available. The listed selling price of cannabis plants varies by strain and is obtained through listed selling prices or estimated selling prices if historical results are not available. The Company used a price of $5.42 per plant in valuation of biological assets at September 30, 2020. Fair value at the point of harvest is estimated based on the selling price less any costs to sell at harvest.

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were key inputs used by management in determining the fair value of biological assets:

- Selling price per plant– calculated as the weighted average selling price for all strains of cannabis sold by the Company, which is expected to approximate future selling prices. As at September 30, 2020, these prices represented the ultimate selling prices to wholesale buyers.

- Stage of growth – represents the weighted average number of weeks out of the 8-week growing cycle that biological assets have reached as of the measurement date.

- Wastage – represents the weighted average percentage of biological assets which are expected to be destroyed due to failure to mature into cannabis plants that can be harvested.

The following table quantifies averages for each significant unobservable input, and also provides the impact a 10% increase/decrease in each input would have on the fair value of biological assets:

	September 30, 2020	10% change as at September 30, 2020
Selling price per plant	$6.51	$2,554
Stage of growth	90.2%	$3,665
Wastage	10%	$3,665

The Company capitalizes its periodic cost related to growing its biological assets and accretes fair value using percentage of completion based on weeks of growth.

During the year ended September 30, 2020, the Company realized fair value adjustments of $93,206 on the sale of inventory on the transfer of biological assets to inventory and recorded $26,674 on the change in fair market value of biological assets reflecting the increased value relating to the growth and harvest of the flower from cannabis plants included in biological assets.

This gain was calculated using a periodic change in value based on plant count and estimated value of the various products from the plants.

Details of the Company’s biological assets as at September 30, 2020 are shown in the table below:

Balance – September 30, 2019	$-
Change in fair value less cost to sell	26,673
Balance – September 30, 2020	$26,673

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2020

7. PROPERTY AND EQUIPMENT

	Hemp assets	Vehicles	Furniture and equipment	Leasehold improvement
Cost
Balance October 1, 2018	$-	$-	$2,549	$-
Additions	41,500	47,049	41,675	89,355
Disposition (a)	-	-	-	-
Balance, September 30, 2019	41,500	47,049	44,224	89,355
Additions	-	65,249	143,312	159,050
Balance, September 30, 2020	$41,500	$112,298	$187,536	$248,405
Amortization
Balance, September 30, 2018	$-	$-	$(382)	$-
Expense	(2,075)	(5,503)	(3,728)	(2,309)
Disposition (a)	-	-	-	-
Balance, September 30, 2019	(2,075)	(5,503)	(4,110)	(2,309)
Expense	(4,150)	(14,847)	(21,340)	(15,647)
Balance, September 30, 2020	$(6,225)	$(20,350)	$(25,450)	$(17,956)
Carrying value
Balance, September 30, 2018	$-	$-	$2,167	$-
Balance, September 30, 2019	$39,425	$41,546	$40,114	$87,046
Balance, September 30, 2020	$35,275	$91,948	$162,086	$230,449

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2020

7. PROPERTY, PLANT AND EQUIPMENT (continued)

	Facility	Land	Building	Total
Cost
Balance October 1, 2018	$48,000	$672,732	$2,018,196	$2,741,477
Additions	29,730	-	334,496	583,805
Disposition (a)	-	(672,732)	(2,352,692)	(3,025,424)
Balance, September 30, 2019	77,730	-	-	299,858
Additions	599,700	-	-	967,311
Balance, September 30, 2020	$677,430	$-	$-	$1,267,169
Amortization
Balance, September 30, 2018	$-	$-	$(38,811)	$(39,193)
Expense	-	-	(56,269)	(69,884)
Disposition (a)	-	-	95,080	95,080
Balance, September 30, 2019	-	-	-	(13,997)
Expense	-	-	-	(55,984)
Balance, September 30, 2020	$-	$-	$-	$(69,981)
Carrying value
Balance, September 30, 2018	$48,000	$672,732	$1,979,385	$2,702,284
Balance, September 30, 2019	$77,730	$-	$-	$285,861
Balance, September 30, 2020	$677,430	$-	$-	$1,197,188

(a) On June 15, 2019 the Arjons Drive building and land and related promissory note were transferred at cost to ZLCA LLC, a related company (“ZLCA”) under common control. (Note 9)

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2020	September 30, 2019	October 1, 2018
Accounts payable	$155,450	$30,067	$-
Accrued liabilities	11,095	-	-
Balance – September 30, 2020	$166,545	$30,067	$-

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2020

9. RELATED PARTY TRANSACTIONS

During the year ended September 30, 2019, the Company borrowed $609,970 from a company controlled by a member to fund operations.

During the year ended September 30, 2020, two directors loaned the Company $130,000 for working capital. The Company repaid the loan during the year ended September 30, 2020. There was no interest expense associated with the shareholder loan during the year ended September 30, 2020.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined the key management personnel consist of members of the Company’s Board of Directors and corporate officers.

During the year ended September 30, 2020, the Company leased its primary facility from ZLCA LLC, a California limited liability company whose managing member is an officer and director of Zenlabs Holdings, Inc. (Note 11). During the year ended September 30, 2020, the Company paid ZLCA LLC $282,500 in lease payments. As of September 30, 2020, the accrued balanced due to ZLCA, LLC is $59,775.

During the year ended September 30, 2020, a company owned by a director of Zenlabs Holdings, Inc. provided advertising and promotional services to the company. During the year, the Company paid the company $10,389 for services.

During the year ended September 30, 2020, the Company leased from an entity owned by a Director of the Company on a month-to-month basis facilities and acreage related to its cannabis operation. During the year ended September 30, 2020, the Company paid the related party entity $45,000. Also, during the year ended, the Company purchased $5,148 of raw materials from a related party entity owned by a Director of the Company.

The remuneration of directors and key management personnel during the year ended September 30, 2020 and September 30, 2019, respectively, was as follows:

	2020	2019
Management fees	$200,000	$4,615
Supplies and materials	63,415	-
Advertising and promotion	10,389
Facilities rent	327,560	-
Total related party	$601,364	$4,615

The following amounts were due to related parties at September 30:

	2020	2019	2018
Due to a member (a)	$-	$-	$6,783
Due to a company controlled by a director (b)	-	609,970	-
Accounts payable, related parties	97,875	-	-
Total due to related parties	$97,875	$609,970	$6,783

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2020

10. LONG TERM DEBT

On December 13, 2017, the Company signed a promissory note for $1,580,000 and used the proceeds to purchase a property located at 7745 Arjons Drive in San Diego, California. The note had a maturity date of March 1, 2019. The Company incurred transaction costs of $90,000. Interest on the note accrued at 10.5% per annum. At October 1, 2018 $117,733 had been accrued with a further $71,242 up to maturity for a total principal and interest owing of $1,768,975. The balance owing was repaid using proceeds of a new promissory note.

On February 26, 2019 the Company entered into a new promissory note for $2,000,000 and incurred transaction costs of $72,292. The note had a maturity date of March 31, 2022. Interest on the note accrued at 8.75% per annum. During the year ended September 30, 2019 $45,212 in interest was paid on this note. On June 15, 2019 the Company transferred its Arjons Drive property to a related company under common control. As the transaction was with a company under common control, the transaction was recorded at the carrying amounts of the assets and liabilities transferred with the difference of $1,002,636 being recorded in equity.

During the year ended September 30, 2020, the Company obtained a loan secured by a vehicle with monthly payment of $1,087. The loan has a term of sixty (60) months and is non-interest bearing.

Balance, September 30, 2019	$-
Issued	65,249
Repayments	(1,087)
Balance, September 30, 2020	64,162
Less current portion	(13,050)
Long term debt	$51,112

A schedule of the Company future minimum principal payments over the term of the loan is as follows:

Year ended September 30,
2021	$13,050
2022	13,050
2023	13,050
2024	13,050
2025	11,962
Total	$64,162

11. RIGHT OF USE ASSET AND LEASE LIABILITY

The Company and its subsidiaries operate in a leased property in San Diego, California for use as corporate offices, wholesale warehouse and grow facilities (the “Arjons Facility”). On June 16, 2019, the Company’s subsidiary, Zenleaf LLC, executed a Lease Agreement (the “2019 Lease”) with ZLCA, LLC, a California limited liability company whose managing member is an officer and director of Zenlabs Holdings, Inc. For the year ended September 30, 2020, $24,063 was capitalized to Biological Assets.

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2020

The schedule of Base Rent monthly payments under the 2019 Lease was as follows:

Base rent (monthly)

October 1, 2019 through November 1, 2019	$14,872
December 1, 2019 through May 1, 2020	22,307
June 1, 2020 through May 1, 2021	29,743
June 1, 2021 through May 1, 2022	30,636
Annual monthly lease payment increase thereafter	3%

Under the 2019 Lease, in addition to the Base rent, the Lessor was entitled to 30% of the Gross Revenue generated by the Lessee, on and off the premises, without offset or deduction of any fee or expense. The Company has the right but not the obligation to extend the lease for one additional period of 10 years. Management considered the likelihood and estimated duration of the extension option in determining the lease term for the measurement of the liability and right-of-use asset.

During the year ended September 30, 2019 and prior to the adoption of IFRS 16, the lease was treated as an operating lease and the minimum lease payments attributed were being recognized as an expense on a straight-line basis over the term of the lease.

Upon adoption of IFRS 16, the Company recorded a Right of Use Asset and Lease Liability of $2,322,156 which was the present value of future minimum lease payments using the Company’s incremental borrowing rate of 10.37%.

On February 21, 2020, the 2019 Lease was replaced with a new lease agreement (the “2020 Lease”). Under the 2020 Lease, for any given year in which the Company generates more than $3,000,000 in annual sales, the lessor shall be entitled to receive five percent (5%) of the net revenues generated by the Company for sale of cannabis products on the premises, less a credit for Base rent paid. The percentage rent due to the lessor cannot exceed $300,000 per year.

The Company revalued its Lease Liability to reflect an incremental borrowing rate of 10.72% as of February 21, 2020. As a result, the Right of Use Asset and Lease Liability increased by $33,638.

On May 1, 2020, the Company entered into a lease with purchase option (the “5712 Lease) with Metz Properties, LLC (the “Landlord”) a California limited liability company entity controlled by a member of the Company’s Board of Directors, for the use of approximately ten (10) acres in Oceanside, California. The term of the lease is five (5) years commencing and ending on April 30, 2025. The monthly payment is $10,000 per acre utilized. Upon notification to the landlord, the Company may occupy and utilize additional one (1) acre increments. In the event the Company elects to occupy the entire leased premises, the Company must give six (6) month notice to the landlord before taking possession. The Company also has an option to purchase the entire property for $4,000,000, with the option to purchase expiring on December 31, 2020. Subsequent to September 30, 2020, the option to purchase the property expired.

For the year ended September 30, 2020, the Right of Use Asset consisted of the following:

Right of Use Asset
As at September 30, 2019	$-
Contracts identified as leases upon adoption of IFRS 16	2,262,161
Contracts identified as leases during the period	230,494
Change in Right of Use Asset due to modifications of lease terms	(33,638)
Amortization	(252,033)
Total Right of Use asset, September 30, 2020	$2,206,984

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2020

For the year ended September 30, 2020, Lease Liability consisted of the following:

Lease Liability
As at September 30, 2019	$-
Contracts identified as leases upon adoption of IFRS 16	2,322,156
Contracts identified as leases during the period	230,494
Change in Lease Liability due to modification of lease terms	(33,638)
Payments	(307,560)
Interest expense	253,402
Total	$2,464,854
Less Lease liability, current portion	(163,657)
Total Long term lease liability, September 30, 2020	$2,301,197

As of September 30, 2020, the total of future minimum lease payments is as follows:

From October 1, 2020 to September 30, 2021	$420,488
From October 1, 2021 to September 30, 2022	431,302
From October 1, 2022 to September 30, 2023	442,441
From October 1, 2023 to September 30, 2024	453,915
Thereafter	2,072,662
Total minimum lease payments	3,820,807
Less implied interest	(1,355,953)
Total	$2,464,854

12. REVERSE ACQUISITION

On October 31, 2019 the Company completed the acquisition of Zenleaf, LLC. Pursuant to a merger agreement, Zenlabs acquired all of the issued and outstanding ownership units of Zenleaf LLC in consideration of shares of the Company on a 1:1 basis. The Company issued 148,998 multiple voting shares to the former members of Zenleaf, LLC, including 38,254 shares issued to the Company’s chief executive officer.

As discussed in Note 1, the Transaction has been accounted for as a reverse acquisition whereby Zenleaf LLC is the acquirer for accounting purposes and the assets and liabilities of Zenlabs were acquired in consideration for the fair value of the Zenleaf LLC ownership units. Under this premise, as consideration for 100% of outstanding shares of Zenlabs by way of reverse acquisition, the Company issued 20,122,841 to the shareholders of Zenlabs. The fair value of the purchase consideration was determined in accordance with IFRS 2 – Share-based Payment, with the difference between the fair value of the consideration transferred and the fair value of Zenlab’s net liabilities assets assumed acquired being recorded as acquisition expense. The shares were assigned a value of $0.23 CAD per share, which was determined by the value of the recent financing realized through private placements, for a total consideration of $4,207,657.

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2020

The companies are related parties at the date of the Transaction by virtue of common management.

Consideration:
20,122,841 shares	$3,522,514
14,622,840 warrants	685,143
Total consideration	4,207,657
Net assets acquired (liabilities assumed):
Cash	2,802,660
Amounts receivable	610,497
Accounts payable and accrued liabilities	(128,592)
Net assets acquired	3,284,565
Acquisition expense	923,092
Total	$4,207,657

13. DERIVATIVE LIABILITY

Year ended September 30, 2020
Balance - September 30, 2019	$-
Fair value of warrants –issued during the period	25,715
Change in fair value of warrants outstanding	(11,452)
Balance – September 30, 2020	$14,263

The derivative liability consists of the fair value of share purchase warrants that have exercise prices that differ from the functional currency of the Company. Details of these warrants and their fair value are as follows:

Expiration date	Exercise Price ($CAD)	Number of warrants outstanding at September 30, 2020	Fair value of warrants at September 30, 2020
December 13, 2021	1.00	331,682	14,263
	$1.00	331,682	$14,263

The fair values of the warrants were estimated using the Black-Scholes Option Pricing Model using the following assumptions:

●	The stock price was based on the most recent private placement for the Company at the time of issuance.
●	The risk-free interest rate assumption is based on US Treasury marketable bonds for a period consistent with the expected term of the option in effect at the time of grant;
●	The Company does not pay dividends on common stock and does not anticipate paying dividends on its common stock in the foreseeable future. Therefore, the expected dividend rate was 0%.
●	The expected life of the warrants was estimated to be the remaining contractual term; and
●	The expected volatility was based off of the historical trading prices of comparable companies’ common stock price over a period equivalent to the expected life of the warrants.

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2020

The fair values of these warrants during the year ended September 30, 2020 were estimated using the Black-Scholes Option Pricing Model using the following inputs:

Expected volatility	100%
Expected life	1.20 years
Dividends	0%
Risk-free interest rate	0.12%

14. INCOME TAXES

There are no current income taxes owing by the Company at September 30, 2020 and 2019.

Prior to October 1, 2019, the Company was considered a flow through entity for federal and California income tax purposes with its members taxed individually on its respective earnings. Accordingly, no provision for federal and state income taxes has been included in the financial statements for the period ended September 30, 2019. With the merger with Zenlabs during the year ended September 30, 2020 (Note 12), all of the Company’s taxable earnings and losses will flow through to the Company.

For the year ended September 30, 2020, income tax recovery (provision) differs from the amount that would result from applying the United States federal income tax rates due to the following:

Year ended September 30, 2020
Loss before income tax	$(2,897,529)
United States statutory income tax rate	28.00%
Income tax recovery at statutory rate	811,308
Effect on income taxes of:
Listing expense	(258,466)
Other non-deductible items	(76,520)
Tax effect of tax losses and temporary differences not recognized	(471,321)
Income tax recovery (provision)	$-

As at September 30, 2020, the Company had the following deductible temporary differences for which deferred tax assets have not been recognized, because it is not probable that future profit will be available against which these temporary differences may be applied.

September 30, 2020
Non-capital loss carry-forwards – U.S.	$1,831,552
Non-capital loss carry-forwards – Canadian	1,660,570
Property and equipment	(297,630)
Right to use leases	197,875

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2020

At September 30, 2020, the Company has United States net operating loss carry-forwards of approximately $1.8 million that do not expire but whose utilization is limited to 80% of net taxable income in any given year. In addition, the Company has state net operating loss carry-forward for approximately the same amount that expire in 2040. At September 30, 2020, the Company has Canadian non-capital loss carry-forwards of approximately $1.7 million that expire from September 30, 2039 to 2040.

With the transaction with Zenleaf, LLC (Note 11), the Company acquired approximated approximately $75,500 of non-capital losses in Canada which expire in 2039. The US loss carry-forwards are available to offset against future taxable income; however future use of U.S. loss carry-forwards is subject to certain limitations under provisions of the Internal Revenue Code including limitations subject to Section 382 which could limit the Company’s ability to use some of these losses before they expire. Tax attributes are subject to review, and potential adjustment by tax authorities.

The Company has not provided for any interest or penalties associated with any uncertain tax positions. If interest and penalties were to be assessed, the Company’s policy is to charge interest to interest expense, and penalties to other operating expense. It is not anticipated that there will be any significant changes to unrecognized benefits within the next 12 months. The Company is in the process of determining the impact of Section 280E of the United States tax code on the Company for its sale of cannabis-related product.

15. SHARE CAPITAL

Common Shares (Subordinate Voting Shares)

Authorized: unlimited number of Subordinate Voting shares without nominal or par value.

Common Shares (Multiple Voting Shares)

-	On October 31, 2019 the Company completed the acquisition of Zenleaf, LLC. Pursuant to a merger agreement, the Company issued 149,998 Multiple Voting Shares, for 100% of the ownership units of Zenleaf LLC, a California limited liability company. Included in the 149,998 Multiple Voting Shares issued were 38,254 shares issued to the CEO of the Company. Holders of Multiple Voting Shares have the following rights:

○	At meetings of shareholders, holders of Multiple Voting Shares are entitled to two votes in respect of each Subordinate Voting Share into which such Multiple Voting Share could ultimately then be converted,
○	Each holder of Multiple Voting Shares (other than an Initial Holder) is entitled to one vote in respect of each Subordinate Voting Share into which such Multiple Voting Share could ultimately be converted. For greater certainty, subject to adjustment as set forth in the Company’s Articles, each Multiple Voting Share is initially convertible into 100 Subordinate Voting Shares, each Initial Holder is initially entitled to 200 votes per Multiple Voting Share, and each registered holder of Multiple Voting Shares other than an Initial Holder is initially entitled to 100 votes per Multiple Voting Share. Each Multiple Voting Share shall be convertible, at the option of the registered holder. Initial Holder means the initial registered holder of a Multiple Voting Share at the time such Multiple Voting Share was issued.

-	On December 13, 2019 the Company issued 331,682 Units at a price of $0.50 CAD per unit for proceeds of $125,000 USD. Each Unit consists of one (1) Subordinate Voting Share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one (1) additional Subordinate Voting Share at a price of $1.00 per share until December 31, 2021. The Subordinate Voting Shares issued under this financing will be subject to following voluntary resale restrictions: (i) 20% of the Subordinate Voting shares will not be subject to voluntary restrictions on resale, (ii) 20% of the Subordinate Voting Shares will be subject to restrictions on resale until three months after listing on a stock exchange; (iii) an additional 20% of the Subordinate Voting Shares will be subject to restrictions on resale until six months after listing on a stock exchange, (iv) an additional 20% of the Subordinate Voting Shares will be subject to restrictions on resale until nine months after listing on a stock exchange, and (v) an additional 20% of the Subordinate Voting Shares will be subject to restrictions on resale until twelve months after listing on a stock exchange.

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2020

Share Purchase Warrants

The following table reflects the continuity of share purchase warrants for the year ended September 30, 2020:

	Number of Warrants	Weighted Average Exercise Price ($CAD)
Balance - September 30, 2019	9,448,200	$0.60
Warrants issued – private placement (i)	5,174,640	0.60
Warrants issued – private placement (ii)	331,682	1.00
Warrants exercised	-	-
Warrants expired	-	-
Balance – September 30, 2020	14,954,522	$0.61

(i)	On October 21, 2019, the Company issued 5,174,640 share purchase warrants related to a private placement. Each warrant entitles the holder to acquire a common share of the Company’s stock at an exercise price of $0.60 CAD. These warrants expire on October 21, 2021.

(ii)	On December 13, 2019, the Company issued 331,682 share purchase warrants related to a private placement. Each warrant entitles the holder to acquire a common share of the Company’s stock at an exercise price of $1.00 CAD. These warrants expire on December 13, 2021.

As at September 30, 2020, there are 14,954,522 outstanding share purchase warrants.

Issue Date	Expiration Date	Warrants	Exercise Price ($CAD)	Remaining life (years)
June 30, 2019	June 30, 2021	9,448,200	$0.60	0.75
October 21, 2019	October 21, 2021	5,174,640	0.60	1.06
December 13, 2019	December 13, 2021	331,682	1.00	1.20
		14,954,522	$0.61	0.87

The weighted average remaining contractual life of warrants outstanding as of September 30, 2020 was .87 years.

Stock options

The continuity of outstanding stock options for the year ended September 30, 2020 is as follows:

	Number of options	Weighted average exercise price per share (CAD)
Balance - September 30, 2019	-	$-
Issued	220,000	0.50
Exercised	-	-
Balance – September 30, 2020	220,000	$0.50

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2020

a)	On February 28, 2020 the Company granted 120,000 stock options to the Chief Financial Officer of the Company. Each stock option is exercisable into common shares of the Company at an exercise price of CAD $0.50 per share. The options vest is follows: 25% on the grant date, 25% vests every four months thereafter. The options expire on February 28, 2023.

b)	On March 12, 2020 the Company granted 100,000 stock options to an employee of the Company. Each stock option is exercisable into common shares of the Company at an exercise price of CAD $0.50 per share. The options vest is follows: 25% on the grant date, 25% vests every four months thereafter. The options expire on February 28, 2023.

The fair values of the options were estimated using the Black-Scholes Option Pricing Model using the following assumptions:

Expected volatility	100%
Expected life	3.00 years
Dividends	0%
Risk-free interest rate	0.58% to 0.85%

As at September 30, 2020, there are 220,000 options to purchase common shares outstanding of which 110,000 options were exercisable.

Issue date	Expiry date	Warrants	Exercisable warrants	Exercise price ($CAD)	Remaining life (years)
February 28, 2020	February 28, 2023	120,000	60,000	$0.50	2.41
March 12, 2020	March 12, 2023	100,000	50,000	0.50	2.45
		220,000	110,000	$0.50	2.43

The weighted average remaining life of options outstanding as of September 30, 2020 was 2.43 years. Unrecognized compensation expense as of September 30, 2020 was USD $16,379.

16. CAPITAL MANAGEMENT

The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support its operations and business development. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company generated limited revenue and cash flows from its operations since its inception; therefore, the Company is dependent on external financing to fund its future intended business plan. The capital structure of the Company currently consists of common shares. The Company manages the capital structure and adjusts it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to any externally imposed capital requirements.

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2020

17. FINANCIAL INSTRUMENTS

The judgements and estimates are made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, The Company has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s cash is classified as Level 1 whereas other financial assets (amounts receivables) are classified as Level 2. Carrying values of financial assets do not differ significantly from their fair values due to their short-term nature. The Company’s accounts payables and accrued liabilities and derivative liability are classified as Level 2. Fair values of financial liabilities (accounts payable and accrued liabilities) are assumed to approximate their carrying values due to their short term.

Financial Instrument risks:

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. The Company does not have significant exposure to credit risk.

(b)	Liquidity risk

Liquidity risk is managed by ensuring sufficient financial resources are available to meet obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. As at September 30, 2020, the Company had cash of $850,374 to settle current financial liabilities of $455,390. The Company addresses its liquidity through debt and equity financing obtained through the sale of common shares and the exercise of warrants and options. There is no assurance that it will be able to do so in the future.

(c)	Interest rate risk

Interest rate risk is the risk that the fair value or cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not significantly exposed to interest rate risk as at September 30, 2020.

(d)	Foreign exchange risk

As at September 30, 2020, the Company is not exposed to significant foreign exchange risk.

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2020

18. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES

	September 30, 2020	September 30, 2019
SUPPLEMENTAL DISCOSURE OF CASH FLOW INFORMATION
Interest paid	$253,402	$-
Vehicle purchased with long term debt	65,249	-
Establish Right of Use Asset	230,494	-
Additional right of use asset due to modification of lease	33,638	-

19.	GENERAL AND ADMINISTRATIVE EXPENSE

Activity during the years ended September 30, for general and administrative expense is as follows:

	2020	2019

Management fee and payroll	$898,408	$271,101
Stock based compensation	16,379	-
Bad debt expense	4,287	-
Travel	25,842	21,167
Professional fees and consulting	200,537	209,324
Licenses and permits	57,616	23,343
Office and insurance	46,587	118,503
Business and property taxes	50,692	40,470
Occupancy and facilities	44,864	159,156
Total general and administrative expense	$1,345,212	$843,064

20.	FIRST TIME ADOPTION OF IFRS

These consolidated financial statements represent the first annual financial statements of the company and its subsidiaries prepared in accordance with IFRS, as issued by the IASB. The company’s financial statements were previously prepared in accordance with accounting principles accepted in the United States (“US GAAP”). The company adopted IFRS October 1, 2019 with a transition date of October 1, 2018 (‘Transition Date’). Under IFRS 1, the IFRSs are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under US GAAP taken to retained earnings unless certain exemptions applied.

IFRS 1 provides for certain optional exemptions and certain mandatory exemptions for the first-time IFRS adopters. Prior to transition to IFRS, the Company prepared its financial statements in accordance with the US GAAP. The applicable exemptions and exceptions applied in conversion from US GAAP to IFRS are described below.

20.1 Mandatory exemptions

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made under pre-changeover US GAAP, unless there is objective evidence that those estimates were in error. IFRS employs a conceptual framework that is similar to US GAAP.

20.2 Reconciliation between US GAAP and IFRS

IFRS 1 requires an entity to reconcile the previous financial statements as at the date of transition and as at and for the year ended of the latest period presented in the entity’s most recent annual financial statements.

There were no material differences between the financial statements presented under IFRSs and the financial statements presented under US GAAP.

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2020

21.	SUBSEQUENT EVENTS

The financial statements were approved by management and available for issuance on February 9, 2021. Management has evaluated subsequent events through that date.

On June 15, 2020, the Company initiated a financing for gross proceeds of $20,400,000 through the issuance of 17,000,000 units at $1.20 per unit, utilizing a Regulation A Offering Memorandum under the US Securities Act of 1933. Each unit consists of one share of the Company’s subordinate vote stock and one warrant to purchase an additional share of subordinate share at an exercise price of $3.00 per share for a period beginning one year after the offering statement was qualified by the Securities and Exchange Commission. To date, gross proceeds of $1,069,907 have been received and no common shares or warrants to purchase common shares to have been issued related to this offering.

ITEM 8. INDEX TO EXHIBITS

Exhibit No.	Description
2.1	Certificate of Incorporation of the Company
2.2	Notice of Articles of the Company
2.3	Articles of the Company
3.1	Form of Subordinate Share Certificate
3.2	Form of Warrant Certificate
3.3	Shareholders’ Agreement
4.1	Form of Subscription Agreement
6.3	Agreement dated January 1, 2020 between Metz Properties LLC and Zenleaf, LLC
6.7	Lease with Option to Purchase dated May 1, 2020 between Metz Properties LLC and Zenleaf, LLC
6.8	Option to Lease dated May 1, 2020 between Metz Properties LLC and Zenleaf, LLC
6.9	Broker-Dealer Agreement with Dalmore Group LLC
7.1	Merger Agreement dated June 20, 2019 among the Company, Zenleaf, LLC and Zenlabs Merger Sub, LLC
7.2	Addendum Merger Agreement dated October 31, 2019 between the Company and Zenleaf, LLC
7.3	Zenleaf Labs Merger Agreement
11.1	Consent of Dale Matheson Carr-Hilton Labonte LLP Chartered Professional Accountants

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZENLABS HOLDINGS INC.

Date:	February 9, 2021		/s/ MICHAEL BOSHART
		By:	Michael Boshart
President and Director
(Principal Executive Officer)

Date:	February 9, 2021		/s/ KELLY J. STOPHER
		By:	Kelly J. Stopher
Chief Financial Officer and Corporate Secretary/Treasurer
(Principal Financial Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date:	February 9, 2021	By:	/s/ MICHAEL BOSHART
Michael Boshart
Director

Date:	February 9, 2021		/s/ KELLY J. STOPHER
		By:	Kelly J. Stopher
Director

Date:	February 9, 2021		/s/ CRAIG DICKHOUT
		By:	Craig Dickhout
Director

Date:	February 9, 2021		/s/ KARL METZ
		By:	Karl Metz
Director

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